Jetoptera Inc.

(a Delaware Corporation)

Audited Financial Statements
`

For the years ended December 31, 2025 and 2024

Audited by



Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Jetoptera Inc.

Table of Contents











Alice CPA

Independent Auditor's Report

April 14, 2026
To the Shareholders of Jetoptera Inc.
Edmonds, Washington

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying standalone financial statements of Jetoptera Inc., which comprise the balance sheet as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the standalone financial statements referred to above present fairly, in all material respects, the financial position of Jetoptera Inc. as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Jetoptera Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the standalone financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of standalone financial statements that are free from material misstatement, whether due to fraud or error. In preparing the standalone financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Jetoptera Inc.'s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

229 Park Ave S, Suite 70037
New York, New York 10003-1502
Info@Alice.CPA

As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Jetoptera Inc.'s internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the standalone financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Jetoptera Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 14, 2026



Jetoptera Inc.
BALANCE SHEETS
December 31, 2025 and 2024
(Audited)

	2025	2024
ASSETS		
Current Assets		
Cash and cash equivalents	$ 276,573	$ 1,718,898
Accounts receivable	613,724	895,000
Prepaid expenses	12,267	2,802
Total Current Assets	902,564	2,616,700
Property and Equipment		
Machinery and equipment	18,712	18,202
Accumulated depreciation	(17,242)	(13,871)
Net Property and Equipment	1,470	4,331
Intangible Assets		
Developments and patents	4,264,806	3,333,655
Trademark	5,704	5,704
Accumulated amortization	(644,948)	(478,237)
Net Intangible Assets	3,625,562	2,861,122
Other Assets		
Due from a related party	100,000	100,000
Operating lease right-of-use asset, net	245,773	355,806
Deposits	15,000	15,000
Total Other Assets	360,773	470,806
Total Assets	$ 4,890,369	$ 5,952,959

(Continued on the next page)

The accompanying notes are an integral part of these financial statements.

Jetoptera Inc.
BALANCE SHEETS (CONTINUED)
December 31, 2025 and 2024
(Audited)

	2025	2024
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable	$ 1,488,936	$ 1,517,633
Accrued expenses	61,350	36,291
Convertible notes payable	7,018,036	6,459,487
Operating lease liability, current	118,606	109,735
Deferred revenue	351,856	875,000
Total Current Liabilities	9,038,784	8,998,146
Long-Term Liabilities		
Lease liability, net of current portion	138,732	257,338
Total Long-Term Liabilities	138,732	257,338
Total Liabilities	9,177,516	9,255,484
Stockholders' Deficit		
Common stock, $0.0001 par value; 13,015,000 authorized; 6,566,731 and 6,313,628 issued and outstanding as of December 31, 2025 and 2024, respectively.	658	633
Preferred stock, $0.0001 par value; 5,500,000 authorized; 5,500,000 issued and outstanding as of December 31, 2025 and 2024.	550	550
Additional paid-in capital	14,055,567	11,433,153
Additional paid-in capital - stock options	1,161,546	1,156,094
Crowd notes	232,327	232,327
Accumulated deficit	(19,737,795)	(16,125,282)
Total Stockholders' Deficit	(4,287,147)	(3,302,525)
Total Liabilities and Stockholders' Deficit	$ 4,890,369	$ 5,952,959

The accompanying notes are an integral part of these financial statements.

Jetoptera Inc.
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2025 and 2024
(Audited)

		2025		2024
Revenues	$	806,539	$	1,283,898
Cost of goods sold		(2,402,601)		(2,530,297)
Gross Profit	$	**(1,596,062)**	$	**(1,246,399)**
Operating Expenses				
Salaries and wages		539,557		390,462
General and administrative		261,583		363,832
Rent		173,007		172,209
Depreciation and amortization		170,082		118,969
Advertising and marketing		90,396		97,218
Professional services		129,444		65,354
Research and development		-		30,925
Total Operating Expenses		**1,364,069**		**1,238,969**
Other Income (Expense)				
Stock-based compensation		(5,452)		(5,452)
Stock issuance costs		(59,934)		(47,515)
Taxes		(14,331)		(28,405)
Interest expense		(572,811)		(534,106)
Other income		145		94,738
Total other expense, net		**(652,383)**		**(520,740)**
Net Loss	$	**(3,612,514)**	$	**(3,006,108)**

The accompanying notes are an integral part of these financial statements.

Jetoptera Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the Year Ended December 31, 2025 and 2024
(Audited)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Additional Paid-in Capital - stock options	Warrants Outstanding	Crowd Notes	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Value	Shares	Value						
Balance as of December 31, 2023	5,902,292	$ 592	5,500,000	$ 550	$ 6,967,238	$ 1,150,642	$ 249,939	$ 232,327	$ (13,119,174)	$ (4,517,886)
Issuance of common stock	410,354	41	-	-	4,205,979	-	-		-	4,206,020
Warrants - exercised	982	-	-	-	9,997	-	-	-	-	9,997
Warrants - expired	-	-	-	-	249,939	-	(249,939)	-	-	-
Stock based compensation	-	-	-	-	-	5,452	-		-	5,452
Net loss	-	-	-	-	-	-	-		(3,006,108)	(3,006,108)
Balance as of December 31, 2024	6,313,628	633	5,500,000	550	11,433,153	1,156,094	-	232,327	(16,125,282)	(3,302,525)
Issuance of common stock	253,103	25	-	-	2,622,414	-	-		-	2,622,439
Stock-based compensation expense	-	-	-	-	-	5,452	-	-	-	5,452.00
Net loss	-	-	-	-	-	-	-	-	(3,612,513)	(3,612,513)
Balance as of December 31, 2025	6,566,731	$ 658	5,500,000	$ 550	$ 14,055,567	$ 1,161,546	$ -	$ 232,327	$ (19,737,795)	$ (4,287,147)

The accompanying notes are an integral part of these financial statements.

Jetoptera Inc.
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2025 and 2024
(Audited)

	2025	2024
Cash Flows from Operating Activities		
Net loss	$ (3,612,513)	$ (3,006,108)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation and amortization	170,082	118,969
Stock-based compensation expense	5,452	5,452
ROU asset and lease liability	298	3,987
Accrued interest in convertible notes	558,549	532,595
Changes in operating assets and liabilities:		
Accounts receivable	281,276	1,100,000
Prepaid expenses	(9,465)	2,607
Accounts payable	(28,697)	345,975
Accrued expenses	25,059	(11,134)
Deferred revenue	(523,144)	(1,100,000)
Net cash used in operating activities	(3,133,103)	(2,007,657)
Cash Flows from Investing Activities		
Purchases of machinery and equipment	(510)	-
Developments and patents	(931,151)	(1,049,264)
Net cash used in investing activities	(931,661)	(1,049,264)
Cash Flows from Financing Activities		
Issuance of common stock	2,622,439	4,206,020
Common stock warrants exercised	-	9,997
Net cash provided by financing activities	2,622,439	4,216,017
Net change in cash and cash equivalents	(1,442,325)	1,159,096
Cash and cash equivalents at beginning of year	1,718,898	559,802
Cash and cash equivalents at end of year	$ 276,573	$ 1,718,898
Supplemental information:		
Interest paid	$ -	$ -
Income taxes paid	$ 14,331	$ 28,405

The accompanying notes are an integral part of these financial statements.

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Jetoptera, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on June 1, 2015. The Company is a propulsion system, drone, and aerial mobility startup which aims to create a reality where aerial mobility is commonplace. The Company plans to license and sell its patented Fluidic Propulsive System, which is engineered to be used in vertical-take-off-and-landing (VTOL) applications, short-take-off-and-landing (STOL) applications, and integrated into wings for lift augmentation, to both the U.S. military and domestic and foreign commercial customers.

Since its inception, the Company has relied on contributions from owners and investors to fund its operations. As of December 31, 2025, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concerns about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign, and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) of the Financial Accounting Standards Board (FASB).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recordings of depreciation and amortization, the collectible valuation of accounts receivable and the estimate of valuation of stock-based compensation.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash and cash equivalents.

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(AUDITED)

Cash and Cash Equivalents

Cash consists of funds held in the Company's checking and savings accounts.

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company has no cash equivalents as of December 31, 2025 and 2024.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for expected credit losses in accordance with ASC 326, which is based on management's assessment of the collectibility of outstanding receivables. This assessment considers historical collection experience, current economic conditions, and reasonable and supportable forecasts.

The Company routinely evaluates the financial condition of its customers and monitors credit exposures. Historically, the Company has not experienced significant credit losses.

As of December 31, 2025 and 2024, management determined that all accounts receivable are fully collectible; accordingly, no allowance for expected credit losses has been recorded.

Prepaid Expenses

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include licenses, insurance, and services or other contracts requiring upfront payments.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the statements of operations.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years. Depreciation expense for the years ended December 31, 2025 and 2024 were $3,371 and $4,721, respectively.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. The Company did not have any impairment losses during 2025 and 2024.

Fair Value Measurements

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(AUDITED)

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025 and 2024.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2025 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2025, the unrecognized tax benefits accrual was zero.

Stock Based Compensation

Consistent with US GAAP, the Company records stock-based compensation as a non-cash expense. The Company measures and recognizes compensation expense for all stock-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used to determine the fair value of the awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

The Company amortizes the fair value of each stock award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

Revenue Recognition

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(AUDITED)

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* (ASC 606), when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earned revenue primarily from Department of Defense (DOD) contracts. The Company executes research, development, and testing, and reports the results of the testing back to the DOD. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Thus, the project revenue for a specific contract may be recognized in piecemeal as each milestone within the agreement is reached and subsequently billed.

Cost of Goods Sold

Cost of goods sold consists primarily of costs related to production, prototype, shipping, delivery expenses paid to suppliers and contractors, and the salaries of internal employees whom directly worked on the revenue generating contracts. Because contracts are unique in offering and services, the cost of goods and services may differentiate from year to year.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising and Marketing

The Company expenses advertising costs as they are incurred. For the year ended December 31, 2025 and 2024, the Company incurred advertising and marketing expense amounting to $90,396 and $97,218, respectively.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist solely of patents and are stated at cost, less accumulated amortization. Patent costs include legal, registration, and filing fees directly attributable to securing and maintaining the Company's patents.

Patents are amortized on a straight-line basis over their estimated useful lives, which are generally up to 20 years.

The Company evaluates the recoverability of its patents whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Such indicators may include significant adverse changes in business conditions, technological obsolescence, or underperformance relative to expected results.

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(AUDITED)

Recoverability is assessed by comparing the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated. If the carrying amount exceeds the expected future cash flows, an impairment loss is recognized for the excess of carrying value over fair value. Fair value is determined using quoted market prices, if available, or valuation techniques such as discounted cash flow models.

No impairment losses were recognized as of December 31, 2025 and 2024.

Amortization expense charged to operations for the years ended December 31, 2025 and 2024 totaled $166,711 and $114,248, respectively.

NOTE 4 – RELATED PARTIES TRANSACTIONS

From 2016 through 2018, the Company made advances totaling $100,000 to its Chief Executive Officer, Andrei Evulet. The loans are non-interest bearing, do not have fixed repayment terms, and were originally due on January 15, 2022; the maturity date has been extended by mutual consent. As of December 31, 2025 and 2024, the outstanding balance was $100,000 for both years.

The Company has issued promissory convertible notes to Denis Dancanet, Co-founder and Chairman of the Board of Directors, between 2018 and 2021. As of December 31, 2025 and 2024, the aggregate principal and accrued interest outstanding on these notes was $4,926,881 and $4,678,053, respectively.

As of December 31, 2025, Mr. Dancanet owned approximately 13.19% of the Company's outstanding common stock and 100% of its preferred stock. As of the same date, Mr. Evulet owned approximately 30.46% of the Company's outstanding common stock. In addition, the Evulet Family Irrevocable Trust, a related party, owned 1,500,000 shares of the Company's common stock.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

Between 2018 and 2020, the Company issued a series of convertible notes for an aggregate principal amount of $3,925,000 for the purpose of funding continuing operations. The notes accrue interest at a rate of 9.0% per annum. The entire principal amount of and, at the Company's option, accrued interest on these notes is convertible into shares of the Company's stockholders' equity securities.

Upon the occurrence of a qualified equity financing, the notes are automatically convertible into equity securities issued in such financing. The conversion price is determined as the lesser of: (i) a discounted price ranging from 80% to 85% of the price per share issued to new investors, or (ii) a price based on a contractually specified valuation cap of the Company, resulting in a potentially lower conversion price.

In the event of a non-qualified financing, conversion may occur at the option of the holder using similar pricing terms. Additionally, upon a change in control, the holder is entitled to receive either (i) a cash payment equal to 125% of the outstanding principal plus accrued interest, or (ii) the amount that would have been received assuming conversion into equity at the valuation cap immediately prior to the transaction.

In 2021, the Company issued $95,920 in convertible promissory notes to the Company's Co-founder and Chief Financial Officer ("CFO") (See Note 4 - Related parties transactions) and $40,303 to an attorney whose firm provides legal services to the Company. These notes were issued to settle an outstanding debt due to the legal firm. The notes accrue interest at a rate of 9.0% per annum, compounded annually and mature on September 29, 2022, unless converted to the Company's equity securities prior to that date. The notes will be automatically converted subsequent to the occurrence of a qualified financing event which yields gross proceeds of at least $6,000,000. The

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(AUDITED)

notes are covered by an asset purchase agreement in which the legal firm assigned its receivables to the attorney in exchange for a payment of $136,223. Additionally, they are covered by another asset purchase agreement in which the attorney made an assignment of the receivable to the Company's Co-founder and CFO in exchange for a payment of $95,920. The notes remain unpaid as of December 31, 2025.

The aggregate outstanding principal amount of these notes, including capitalized interest, was $7,018,036 and $6,459,487 as of December 31, 2025 and 2024, respectively. Interest has continued to accrue on these notes. Capitalized interest arises when the Company extends the maturity dates of the notes and capitalizes accrued interest by issuing new notes with principal equal to the original principal plus accrued interest. As of December 31, 2025 and 2024, total interest expense was $572,811 and $534,106, respectively.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the year ended December 31, 2025, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 7 – EQUITY

Under the articles of incorporation, as amended on September 22, 2021, the Company is authorized to issue 18,515,000 shares. The total number of shares of common stock authorized to be issued is 13,015,000 shares at a par value $0.0001 per share. The total number of shares of Series A preferred stock authorized to be issued is 5,500,000 shares at a par value of $0.0001 per share.

Common Stock

The Company raised funds of $4,216,017 and issued 411,336 shares of Common Stock in 2024. In 2025, the Company raised $2,622,439 and issued 253,103 shares of common stock in 2025.

As of December 31, 2025 and 2024, the Company had 6,566,731 and 6,313,628 shares of Common Stock outstanding, respectively.

Series A Preferred Stock

As of December 31, 2025 and 2024, the total number of shares of Preferred Stock issued and outstanding was 5,500,000.

Each holder of shares of Series A preferred stock is entitled to receive dividends out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of common stock of the Company) on the common stock of the Company, at the rate of $0.01416 per share (i.e., 6.0%) (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series A Preferred Stock, payable quarterly when, as and if declared by the Board of Directors of the Company. The dividends are not cumulative. After payment of such dividends, any additional dividends are distributed among the holders of Series A preferred stock and common stock pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all such Series A preferred stock into common stock).

Stockholders' Equity Incentive Plans

The Company's Board of Directors adopted a stock option and purchase plan (the Plan) during 2017 and options granted under the Plan may be incentive stock options or non-statutory stock options.

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(AUDITED)

The Plan continues in effect for a term of 10 years unless terminated at an earlier date according to the Plan's provisions. The maximum aggregate number of shares that may be issued under the Plan is 1,105,263 shares, of which a maximum of 1,105,263 shares can be issued under the Plan pursuant to incentive stock options. The shares issued under the plan may be authorized, but unissued, or reacquired shares and the term of each option cannot exceed 10 years from the date of the grant. If the common stock becomes a listed security and subject to certain provisions, the maximum aggregate number of shares that can be subject to awards granted to any one person under the Plan for any fiscal year of the Company is 552,632 Shares, provided that such limitation is 1,105,263 shares during the fiscal year of any person's initial year of service with the Company.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: If it is granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price shall be no less than 110% of the Fair Market Value on the date of grant and if it is granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.
- In the case of a Non-statutory Stock Option that is intended to qualify as performance-based compensation and is granted on or after the date on which the Common Stock becomes a Listed Security, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.

As of December 31, 2025, the total number of Incentive Stock Options granted under this plan was 138,417. There were no options granted, expired or exercised in 2025 and 2024.

As of December 31, 2025:

	Options		Weighted Average Calculated Value
Nonvested options			
Total nonvested options outstanding, beginning of year	4,347	$	2.58
Granted	-	$	2.58
Vested	(3,895)	$	2.58
Expired	-	$	-
Total nonvested options outstanding, end of year	452	$	2.58
Options exercisable, end of year	137,965	$	2.58

As of December 31, 2024:

	Options		Weighted Average Calculated Value
Nonvested options			
Total nonvested options outstanding, beginning of year	8,242	$	2.58
Granted	-	$	2.58
Vested	(3,895)	$	2.58
Expired	-	$	-
Total nonvested options outstanding, end of year	4,347	$	2.58

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(AUDITED)

Options exercisable, end of year	134,070	$ 2.58

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted were as follows:

Exercise price	$1.62/$10.18
Fair value share price	$2.58
Volatility	1%
Term	4.5 years
Dividend rate	0%
Risk-free rate	2%

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation—Stock Compensation*. Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, generally corresponding to the vesting period.

The fair value of stock option awards is estimated on the grant date using the Black-Scholes option pricing model, which requires the use of subjective assumptions, including the fair value of the underlying common stock, expected term, expected volatility, risk-free interest rate, and expected dividend yield. These assumptions represent management's best estimates and involve inherent uncertainties.

The Company recognizes compensation expense on a straight-line basis over the vesting period and accounts for forfeitures as they occur.

Stock-based compensation expense recognized for the years ended December 31, 2025 and 2024 amounted to $5,452 and $5,452, respectively.

Additional Paid-In Capital – Warrants

In 2024, the Company issued 982 shares of common stock upon the exercise of warrants. The remaining unexercised warrants expired as of December 31, 2024. There were no outstanding warrants as of December 31, 2025 and 2024.

Crowd Notes

On April 13, 2020, the Company issued Crowd Notes with an aggregate principal amount of $232,327 in connection with a Regulation Crowdfunding offering. The Crowd Notes do not bear interest and do not have a fixed maturity date.

The Crowd Notes are convertible into the Company's equity securities upon the occurrence of specified events, including a qualified equity financing. The conversion price is determined based on the lesser of (i) 80% of the price per share issued to new investors (i.e., a 20% discount) or (ii) a price derived from a valuation cap of $24,000,000.

In the event of a corporate transaction prior to conversion, holders are entitled to receive either (i) equity securities based on the applicable conversion terms or (ii) a cash payment based on a multiple of the original investment, whichever is more favorable.

The Company evaluates the classification of Crowd Notes under ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Contracts in Entity's Own Equity. Based on the terms of the agreements, the Crowd Notes are classified as equity as they are indexed to the Company's own

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(AUDITED)

stock and meet the criteria for equity classification, including the absence of a requirement for net cash settlement.

Accordingly, proceeds from the issuance of Crowd Notes are recorded within stockholders' equity, and no interest expense is recognized.

As of December 31, 2025 and 2024, the outstanding balance of Crowd Notes was $232,327 for both years.

NOTE 8 – LEASE

The Company has operating leases for two different office spaces. The leases have terms of 36 and 60 months. Leases with an initial term of 12 months or less are not recorded in the balance sheets and the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

In December 2022, the Company entered into a 60-month lease agreement for a new office space located in Edmonds, Washington. The Lease began on December 28, 2022 and requires monthly rent and fees of approximately $13,000. The lease expires January 31, 2028.

Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2025 by year and in the aggregate, are as follows:

Years Ending December 31,		Amount
2026	$	130,495
2027		134,410
2028		11,228
Total Future payments	$	276,133
Less interest		(18,795)
Present value of lease liabilities	$	257,338
Weighted average Months remaining as of December 31, 2024		37
Weighted average Interest rate		4.62%

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

Management's Evaluation

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(AUDITED)

Management has evaluated subsequent events through April 14, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.